DMH INTERNATIONAL, INC.

December 17, 2010

Susann Reilly

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

DMH International, Inc.

Registration Statement on Form S-1

File No. 333-169887

Submitted on October 12, 2010

Dear Ms. Reilly:

DMH International, Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of December 16, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 12, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 16, 2010.

Risk Factors, page 7

1.

We note your response to prior comment eight. You state that your operations will have to generate "at least $150,000 in revenue before the Promissory Note becomes due.”  Please revise to reconcile this statement with disclosure indicating that the note is “due on demand.”

RESPONSE: We have revised the Filing on page 8 to include the following language:

"The Company has received its initial financing through the issuance of a promissory note, and the repayment of such note prior to the Company's achieving profitability would have a negative effect on the Company's business prospects.

On August 11, 2010, the Company issued a 10% Promissory Note, in the principal amount of $75,000 to Big Bear Holdings to evidence funds previously loaned by Big Bear Holdings to the Company. The $75,000 principal amount underlying the Promissory Note is due and payable on demand upon 10 days written notice from Big Bear Holdings and accrues interest at the rate of 10% per annum. The Company intends to repay this Promissory Note through revenue generated from the execution of the Company's business plan. The Company has no plans to use any funds generated from the proceeds of this offering to pay off the Promissory Note.  We currently do not have sufficient cash on hand to repay the Promissory Note if Big Bear Holdings so demanded.  Any demand for repayment of the Promissory Note   prior to the Company generating sufficient revenue to do so would have a significant negative impact on the Company's ability to initiate its business plan."

Directors, Executive Officers, Promoters and Control Persons, page 26

2.

We have reviewed the disclosure you have provided in response to prior comment number 23.  Please expand to include discussion of specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  See Item 401(e) of Regulation S-K.  Also, provide the dates of employment at the Austin Community College.

RESPONSE: We have revised the Filing on page 26 to include the following language:

“Jon-Marc Garcia - In 1995, Jon-Marc Garcia graduated from the University of Texas with a degree in Visual Communications. His background and experience in graphic design have afforded him the opportunity to establish two very unique businesses, and he is in the beginning stages of establishing a third. Since September 2004 until present, Mr. Garcia serves as the President of City Press, LP, a publishing and advertising company providing internal directories for municipalities. Since June 2008, Mr. Garcia has served as the President of ATX Publishing, Inc. This company produces the ATX Connection, an Austin, Texas-based publication geared toward advertising for locally owned businesses. ATX Publishing, Inc. also offers such business tools as logos, branding, banners, business cards, etc. In addition to being a business owner, Mr. Garcia has also been a professor of Visual Design at Austin Community College from 1999 to present and has sat on the Board of Directors of the Juvenile Diabetes Research Foundation for eight years.  Mr. Garcia was appointed as a Director of the Company because of his proven track record in graphic design, his prior position as President of City Press, LP and ATX Publishing, Inc. and his experience as an owner of three unique businesses.”

Financial Statements

Note 3 Acquisition of Dale Mas, Inc., page F-7

3.

Please expand your footnotes to include the second and third paragraphs of your response to comment 31 of our letter dated November 8, 2010.

RESPONSE: We have revised the Filing to make the requested additions to Note 3.  I added these paragraphs from the Comment Letter to Note 3.  Please review to confirm this is okay.

4.

We note the disclosures on pages 5, 17 and F-4 where you characterize the acquisition of Dale Mas, Inc. (Dale Mas) as a recapitalization transaction wherein DMH International, Inc. (DMH) was considered the acquirer for accounting and financial reporting purposes.  Please revise to characterize the acquisition consistently throughout your filing as a transaction of entities under common control.

RESPONSE: We have revised the Filing on page ____ to include the following language:  FINANCIALS

5.

We note your response to comment 32 of our letter dated November 8, 2010.  Please tell us the date when Dale Mas was incorporated.  To the extent it was incorporated prior to June 7, 2010, please revise your consolidated financial statements to combine Dale Mas, and DMH for all periods required to be presented under Article 8 of Regulation S-X as if the combination had been in effect since inception of the earlier of the inception of Dale Mas or DMH.  Such presentation would result in the cash proceeds received from Dale Mas’s issuance of a promissory note to be reflected as a financing activity in your statement of cash flows on page F-3 rather than an investing activity of cash received from acquisition.  Please revise your financial statements accordingly.

RESPONSE: We have revised the Filing on page ____ to include the following language:  FINANCIALS

Exhibits

6.

We have reviewed your responses to comment number 35 of our previous letter. On page six, you reference subscriptions that you will receive and accept. With a view to disclosure, advise us if you will be using subscriptions. If yes, please file a form of subscription agreement.

RESPONSE:  We have revised the Filing to include a form of the subscription agreement as exhibit no. 4.2.

In connection with the Company’s responding to the comments set forth in the December 16, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Jon-Marc Garcia

Jon-Marc Garcia

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